CUSIP No. 23559-26

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

AmerAlia, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

023559-26

(CUSIP Number)

Greg Link, Director

Sentient Executive MLP I, Limited, General Partner

Of Sentient USA Resources Fund, L.P.,

Zephyr House, P.O. Box 715

Grand Cayman KY1-1107, Cayman Islands

345-814-6317

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

(with copy to)

Gregory A. Smith, Esq.

Quinn & Brooks LLP

9800 Mt. Pyramid Ct., Suite 400

Englewood, CO 80112

303-298-8443

October 31, 2008

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23559-26

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT USA RESOURCES FUND, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 54,054,495
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 54,054,495
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,054,495*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.7%*
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 23559-26

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT EXECUTIVE MLP 1, LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 54,054,495
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 54,054,495
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,054,495
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.7%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 23559-26

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT GLOBAL RESOURCES FUND I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14.	TYPE OF REPORTING PERSON PN

*

The reporting person is a limited partner of Sentient USA Resources Fund, LP and does not have any direct or beneficial ownership of the Issuer’ shares as a result of an amendment to the limited partnership agreement of Sentient USA Resources Fund, LP.

CUSIP No. 23559-26

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT GP I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14.	TYPE OF REPORTING PERSON PN

*

The reporting person is the general partner of a limited partner of Sentient USA Resources Fund, LP and does not have any direct or beneficial ownership of the Issuer’ shares as a result of an amendment to the limited partnership agreement of Sentient USA Resources Fund, LP.

CUSIP No. 23559-26

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT EXECUTIVE GP I, LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14.	TYPE OF REPORTING PERSON CO

*

The reporting person is the general partner of the general partner of a limited partner of Sentient USA Resources Fund, LP and does not have any direct or beneficial ownership of the Issuer’ shares as a result of an amendment to the limited partnership agreement of Sentient USA Resources Fund, LP.

CUSIP No. 23559-26

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MGH LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14.	TYPE OF REPORTING PERSON CO

*

The reporting person is an affiliate of a limited partner of Sentient USA Resources Fund, LP and does not have any direct or beneficial ownership of the Issuer’ shares as a result of an amendment to the limited partnership agreement of Sentient USA Resources Fund, LP.

CUSIP No. 23559-26

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT GLOBAL RESOURCES TRUST NO. 1
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14.	TYPE OF REPORTING PERSON OO

*

The reporting person is a limited partner of Sentient USA Resources Fund, LP and does not have any direct or beneficial ownership of the Issuer’ shares as a result of an amendment to the limited partnership agreement of Sentient USA Resources Fund, LP.

CUSIP No. 23559-26

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT (AUST.) PTY, LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14.	TYPE OF REPORTING PERSON PN

*

The reporting person is the trustee of a limited partner of Sentient USA Resources Fund, LP and does not have any direct or beneficial ownership of the Issuer’ shares as a result of an amendment to the limited partnership agreement of Sentient USA Resources Fund, LP.

CUSIP No. 23559-26

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT USA RESOURCES FUND II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14.	TYPE OF REPORTING PERSON PN

*

The reporting person is the limited partner of a limited partner of Sentient USA Resources Fund, LP and does not have any direct or beneficial ownership of the Issuer’ shares as a result of an amendment to the limited partnership agreement of Sentient USA Resources Fund, LP.

CUSIP No. 23559-26

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT GLOBAL RESOURCES FUND II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14.	TYPE OF REPORTING PERSON PN

*

The reporting person is limited partner of a limited partner of Sentient USA Resources Fund, LP and does not have any direct or beneficial ownership of the Issuer’ shares as a result of an amendment to the limited partnership agreement of Sentient USA Resources Fund, LP.

CUSIP No. 23559-26

.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT GP II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14.	TYPE OF REPORTING PERSON PN

*

The reporting person is the general partner of the limited partner of a limited partner of Sentient USA Resources Fund, LP and does not have any direct or beneficial ownership of the Issuer’ shares as a result of an amendment to the limited partnership agreement of Sentient USA Resources Fund, LP.

CUSIP No. 23559-26

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT EXECUTIVE GP II, LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14.	TYPE OF REPORTING PERSON CO

*

The reporting person is the general partner of the general partner of a limited partner of a limited partner of Sentient USA Resources Fund, LP and does not have any direct or beneficial ownership of the Issuer’ shares as a result of an amendment to the limited partnership agreement of Sentient USA Resources Fund, LP.

CUSIP No. 23559-26

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT GLOBAL RESOURCES TRUST II
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14.	TYPE OF REPORTING PERSON OO

*

The reporting person is a limited partner of a limited partner of Sentient USA Resources Fund, LP and does not have any direct or beneficial ownership of the Issuer’ shares as a result of an amendment to the limited partnership agreement of Sentient USA Resources Fund, LP.

CUSIP No. 23559-26

Item 1.

Security and Issuer

This filing relates to the common stock (the “Common Stock”) of AmerAlia, Inc. (“AmerAlia”), a Utah corporation. The address of AmerAlia’s principal office is 9233 Park Meadows Drive, Lone Tree, CO 80124

Item 2.

Identity and Background

(a) – (c) The entities filing this Amendment are all directly or indirectly tied to each other through a series of complex documents. This Amendment is being filed jointly by: (i) Sentient USA Resources Fund, L.P. (“Partnership I”),  (ii) Sentient Executive MLP I, Limited (“MLP I”), (iii) Sentient Global Resources Fund I L.P. (“Fund I”),  (iv) Sentient GP I, LP (“GP I”), (v) Sentient Executive GP, I Limited (“Executive I”), (vi) MGH Limited (“MGH”), (vii) Sentient Global Resources Trust No. 1 (“Trust I”), (viii) Sentient (Aust.) Pty. Limited (“Trustee I”), (ix) Sentient USA Resources Fund II, L.P. (“Partnership II”), (x) Sentient Global Resources Fund II, L.P. (“Fund II”), (xi) Sentient GP II, LP (“GP II”), (xii) Sentient Executive GP, II Limited (“Executive II”), and (xiii) Sentient Global Resources Trust II (“Trust II”) (the foregoing are collectively referred to herein as the “Reporting Persons”).

As a result of this filing, all of the persons described in the preceding paragraph will no longer be Reporting Persons, except Partnership I and its general partner, MLP I.

Just prior to the initial closing of the Restructuring that occurred on October 31, 2008 (See Item 4), Partnership II and another entity, Sentient Global Resources Fund III, LP, a Cayman Islands limited partnership (“Fund III”) became limited partners of Partnership I by conveying all interests and securities they each owned related to AmerAlia and its wholly owned subsidiary, Natural Soda Holdings, Inc. (“Holdings”) and in a partially owned subsidiary of Holdings known as Natural Soda, Inc. (“Soda”). In exchange for these contributions to capital Partnership II and Fund III received limited partnership interests in Partnership I. At the same time, the Partnership Agreement of Partnership I was amended and restated to provide that the general partner of Partnership I makes all of the investment decisions for Partnership I.

As a result of that amendment and the related conveyances, the beneficial ownership of the Reporting Persons reflect that all Reporting Persons no longer have any beneficial ownership interest in any securities of the Issuer, except Partnership I and its general Partner, MLP I.

Effective September 30, 2008, Mark A. Jackson resigned from all of his positions with the Reporting Persons.

Item 3.

Source and Amount of Funds or Other Consideration

The funds used by Partnership I to complete the Restructuring (See Item 4) are funds on hand that are available for investment. These funds are proceeds from the issuance of partnership interests by Partnership I to a fund that is related to Partnerships I and II, Sentient Global Resources Fund III, L.P. (“Fund III”) for investment.

Item 4.

Purpose of Transaction

This filing relates to the initial closing of transactions described in the Restructuring Agreement (Exhibit FF) as amended by the Amendment to the Restructuring Agreement (Exhibit GG)(collectively referred to herein as the “Restructuring Agreement”). Just prior to the initial closing which occurred on October 31, 2008 (the “Initial Closing”), Partnership I issued limited partnership interests to Partnership II and Fund III in exchange for the contribution by each of them to Partnership I of all interests and securities related to the Issuer and its wholly owned subsidiary, Natural Soda Holdings, Inc. (“Holdings”) and in a partially owned subsidiary of Holdings known as Natural Soda, Inc. (“Soda”).

Except for the warrants previously contributed to Partnership I (Exhibits H & I) and 7,929,820 shares of the common stock of AmerAlia, at the Initial Closing, Partnership I transferred all of the interests and securities it owned related to AmerAlia, Holdings and Soda to AmerAlia or Holdings. In exchange, Partnership I received 27,875,047 shares of AmerAlia common stock and 820,000 shares of common stock of Holdings (representing 82% of the total authorized, issued and outstanding shares of the common stock of Holdings, the remaining 18% is owned by AmerAlia as a result of the Initial Closing). Partnership I has the obligation to purchase an additional 12,149,628 shares of AmerAlia common stock at $0.36 per share, at a second closing (scheduled to occur on or

CUSIP No. 23559-26

before December 5, 2008, the “Second Closing”), subject to the satisfaction of several conditions precedent. In addition, Partnership I has a thirty-six month option to purchase up to an additional 5,500,000 shares of AmerAlia common stock at a purchase price of $0.36 per share solely for the purpose of discharging obligations of AmerAlia that existed at the date of the Initial Closing. AmerAlia has the right to compel Partnership I to exercise the option described in the preceding sentence for up to 1,895,708 shares at a purchase price of $0.36 per share if needed to provide AmerAlia with working capital. This option must be exercised by AmerAlia at or before the Second Closing.

At the initial closing, the Securityholder Agreement (Exhibit A) was terminated and the exchange rights described therein have been terminated.

(a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer.

At the Initial Closing of the Restructuring, Partnership I conveyed the following to AmerAlia;  (i) the AmerAlia $465,000 Note (Exhibit BB), (ii) a promissory note from AmerAlia in the amount of $350,000 (Exhibit U),  (iii) a promissory note from AmerAlia in the amount of $300,000,  (iv) a promissory note from AmerAlia in the amount of $1,200,000, (v) Rights under a Third Amended and Restated Guaranty Agreement, a Fourth Amended and Restated Guaranty Agreement, and an Addendum to the Third And Fourth Amended and Restated Guaranty Agreements, which are secured by a Series C Debenture Pledge Agreement concerning $9,921,583 principal amount of Series C Debentures, plus any accrued interest thereon (Exhibits Q, R, S and T), (vi) several notes from the Issuer with a balance of approximately $1,966,931 as of June 30, 3008, and (vii) a promissory note from AmerAlia in the original principal amount of $469,628. In exchange for these conveyances AmerAlia issued to Partnership I 12,597,269 shares of AmerAlia common stock. In addition, Partnership I paid $5,500,000 for 15,277,778 shares of AmerAlia common stock. The total number of shares of AmerAlia common stock acquired by Partnership I at the Initial Closing was 27,875,047, which when added to 7,929,820 shares of the common stock of AmerAlia owned by Partnership I means that Partnership I is the record owner of 35,804,867 shares of AmerAlia common stock as of the date of this Amendment. This represents 66% of the authorized, issued and outstanding shares of AmerAlia common stock based on the number of AmerAlia’s shares that are outstanding according to information provided by AmerAlia to the Reporting Persons.

Partnership I owns warrants (Exhibits FF and GG) and has the obligation to purchase an additional 12,149,628 shares of AmerAlia common stock at $0.36 per share, at the Second Closing, subject to the satisfaction of conditions precedent. In addition, Partnership I has the option to purchase up to an additional 5,500,000 shares of AmerAlia common stock at a purchase price of $0.36 per share solely for the purpose of discharging obligations of AmerAlia that existed at the date of the Initial Closing. AmerAlia has the right to force Partnership I to exercise the option described in the preceding sentence in an amount 1,895,708 shares at a purchase price of $0.36 per share if needed to provide AmerAlia with working capital. AmerAlia must exercise this option at or before the Second Closing.

There is no current plan by the Reporting Persons to transfer any interests in AmerAlia, NSHI or NSI to any person not related to the Reporting Persons.

(b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

See Item 4(a) above.

AmerAlia and Partnership I have entered into a Shareholders Agreement (Exhibit HH) which provides that shares of common stock of Holdings may only be transferred in accordance with the terms of the Shareholders Agreement.  AmerAlia granted Partnership I a right of first refusal on any proposed transfer by AmerAlia of shares of the common stock of Holdings.  AmerAlia also granted Partnership I an option to purchase all of the shares of Holdings owned by AmerAlia if it attempts an unauthorized transfer, if its shares are the subject of a levy or execution, if AmerAlia becomes a debtor under the United States Bankruptcy Code or any similar state or federal law, or if AmerAlia materially defaults under any of its written agreements with Partnership I.  If such an event occurs, the purchase price will be determined pursuant to an appraisal procedure. Subject to receipt of approval by the shareholders of AmerAlia, the Shareholders Agreement permits Partnership I to force AmerAlia to sell its shares of Holdings if Partnership I has a purchaser for all of its shares, and such sale will be for the same per

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share consideration as the sale by Partnership I (a so-called “Drag-Along”).  Finally, Partnership I granted AmerAlia a limited right to join in any sale by Partnership I of all of its shares of the common stock of Holdings on the same terms and per share price (a so-called “Tag-Along”). This latter right will be lost by AmerAlia if it fails to have its shareholders approve of the Drag-Along rights on or before December 31, 2008.

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

At the Initial Closing, Partnership I conveyed the following to Holdings: (i) $5,750,000 principal amount of Series A Debentures (plus interest accruing after March 31, 2008 thereon), (ii) $11,300,000 principal amount of Series B1 Debentures (plus accrued interest thereon), (iii) 1,428 shares of Soda Common Stock, (iv) One share of Holdings Common Stock, and (v) Rights to $3,483,209 of interest payable on the Series A Debentures, plus any interest thereon. In exchange for the foregoing, Holdings issued to Partnership I, 820,000 shares of Holdings Common Stock representing 82% of the authorized issued and outstanding shares of all classes of capital stock of Holdings.  In addition, AmerAlia conveyed the following to Holdings at the initial closing: (v) 4,949 shares of Holdings Series A Preferred Stock, (w) all of the Series A Debentures issued to AmerAlia ($4,375,000) plus interest accruing after March 31, 2008 thereon, (x) all of the Series C Debentures, plus accrued interest thereon, and issued to AmerAlia, (y) the inter-company amounts owed by Holdings to AmerAlia were extinguished, and (z) any other equity in or rights under any obligations of Holdings or Soda and issued to or owned by AmerAlia, including, but not limited to any inter-company receivables. As a result of these conveyances and its prior ownership, AmerAlia now owns a total of 180,000 shares of common stock of Holdings representing 18% of its authorized, issued and outstanding shares of capital stock.

All of the Holdings Series A Debentures, Holdings Series B Debentures, Holdings Series C Debentures, and the shares of Holdings preferred stock were cancelled at the Initial Closing. And, as of the Initial Closing of the Restructuring Agreement, Holdings now owns 100% of the authorized, issued and outstanding shares of capital stock of Soda.

(d) Any change in the present board or directors or management of the Issuer, including plans or proposals to change the number of term of directors or to fill any existing vacancies on the board.

Pursuant to the Restructuring Agreement (Exhibits FF & GG ), at the Initial Closing, the Holdings board of directors was enlarged to consist of five (5) directors, and Peter Cassidy, Stephen Dunn, Johanna Druez, Brad Bunnett, and Bill H. Gunn were elected to serve as directors of Holdings. Mr. Cassidy, Mr. Dunn, and Ms. Druez are employed by affiliates of Partnership I.

Pursuant to the provisions of the Restructuring Agreement (Exhibits FF & GG), AmerAlia agreed to propose that its shareholders approve the election of Peter Cassidy, and up to three additional and suitably qualified persons named by Partnership I as directors of AmerAlia.

(e) Any material change in the present capitalization or dividend policy of the Issuer.

None, except as described herein. AmerAlia has agreed to ask its shareholders to approve (i) the amendment of AmerAlia’s articles of incorporation to increase the number of authorized shares of common stock from 100,000,000 to 300,000,000, and (ii) the so-called “Drag-Along” rights described in the Shareholders Agreement (Exhibit HH)(See Item 4(b) above).

(f) Any other material change in the Issuer’s business or corporate structure. None, except as set forth herein.

None, except as described herein.

(g) Changes to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

None.

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(h) Causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

None.

(i) Causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

None.

(j) Any action similar to any of those enumerated above.

None.

Item 5.

Interest in Securities of the Issuer

Partnership I owns the following interests in securities of the Issuer:

(i)

35,804,867 shares of common stock of AmerAlia;

(ii)

The right and obligation to acquire 12,149,628 shares of common stock of AmerAlia at a purchase price of $0.36 per share, at the Second Closing (See Items 4 and 4(a));

(iii)

The right to acquire up to 5,500,000 additional shares of AmerAlia at a purchase price of $.36 per share for a period of 36 months after the Initial Closing (See Items 4 and 4(a)); and

(iv)

The right to acquire up to 600,000 shares of common stock of AmerAlia at a purchase price of $1.00 per share pursuant to the Warrants (Exhibits H & I which have been transferred to Partnership I), which right expires on March 19, 2009.

If Partnership I exercises each of these rights it would own a total of 54,054,495 shares of common stock of AmerAlia, constituting 74.7 % of all of AmerAlia’s authorized issued and outstanding shares of common stock and assuming that no issuances of common stock by AmerAlia to anyone except Partnership I occurs after the Initial Closing.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None, except as described herein.

Item 7.

Material to be Filed as Exhibits

(A)

Securityholder Agreement dated March 19, 2004, by and among AmerAlia, Inc., Natural Soda, Inc., Natural Soda Holdings, Inc., Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(B)

Letter of Amendment to the Securityholder Agreement effective July 31, 2004 by and among AmerAlia, Inc., Natural Soda, Inc., Natural Soda Holdings, Inc., Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(C)

Secured Subordinated Series B1 Debenture due February 19, 2008 in the principal amount of $9,265,260 issued by Natural Soda Holdings, Inc. to Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

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(D)

Secured Subordinated Series B1 Debenture due February 19, 2008 in the principal amount of $2,034,740 issued by Natural Soda Holdings, Inc. to Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(E)

Secured Subordinated Series B2 Convertible Debenture due February 19, 2008 in the principal amount of $7,953,365 issued by Natural Soda Holdings, Inc. to Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(F)

Secured Subordinated Series B2 Convertible Debenture due February 19, 2008 in the principal amount of $1,746,635 issued by Natural Soda Holdings, Inc. to Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(G)

Management and Cost Reimbursement Agreement, dated March 19, 2004 and effective October 1, 2003, by and among AmerAlia, Inc., Natural Soda, Inc., Natural Soda Holdings, Inc., Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(H)

Warrant to Purchase 491,957 shares of Common Stock, issued by AmerAlia, Inc. to Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(I)

Warrant to Purchase 108,043 shares of Common Stock, issued by AmerAlia, Inc. to Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(J)

Shareholder Voting Agreement dated March 19, 2004 by and among Jacqueline B. Mars as Trustee for the Jacqueline Badger Mars Trust dated February 5, 1975, as amended and  Robert C.J. van Mourik, Bill H. Gunn, Neil E. Summerson, Robert A. Cameron, Geoffrey Murphy and James V. Riley. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(K)

Filing Agreement Dated September 1, 2004 Regarding Joint Filing Of Schedule 13D, by and between Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. and Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(L)

Contribution Agreement, dated May 23, 2007, by and between Sentient (Aust.) Pty. Limited acting on behalf of Sentient Global Resources Trust No. I and Sentient USA Resources Fund, L.P. (Filed with Amendment No. 1 reporting an event of May 23, 2007 and incorporated herein by this reference)

(M)

Contribution Agreement, dated May 23, 2007, by and between Sentient Executive GP I, Limited on behalf of the general partner of Sentient Global Resources Fund I, L.P. and Sentient USA Resources Fund, L.P. (Filed with Amendment No. 1 reporting an event of May 23, 2007 and incorporated herein by this reference)

(N)

Filing Agreement Dated June 4, 2007, Regarding Joint Filing Of Schedule 13D, by and between Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1, Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1, and

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Sentient USA Resources Fund, LP. (Filed with Amendment No. 1 reporting an event of May 23, 2007 and incorporated herein by this reference)

(O)

Agreement to Share Proceeds, dated March 19, 2007, by and among Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1 and Jacqueline B. Mars as Trustee of the Jacqueline Badger Mars Trust dated February 5, 1975. (Filed with Amendment No. 1 reporting an event of May 23, 2007 and incorporated herein by this reference)

(P)

Purchase Agreement entered into to be effective as of the 13th day of July, 2007 by and between Jacqueline B. Mars as Trustee of the Jacqueline Badger Mars Trust dated February 5, 1975, Jacqueline B. Mars individually, and Sentient USA Resources Fund II, L.P., a Delaware limited partnership. (Filed with Amendment No. 2 reporting an event of August 22, 2007 and incorporated herein by this reference)

(Q)

Third Amended and Restated Guaranty Agreement, filed as Exhibit 1 to AmerAlia’s Form 8-K reporting an event of December 17, 2001 and incorporated herein by this reference.

(R)

Fourth Amended and Restated Guaranty Agreement, filed as Exhibit 1 to AmerAlia’s Form 8-K reporting an event of March 29, 2002 and incorporated herein by this reference.

(S)

Addendum to the Third and Fourth Amended and Restated Guaranty Agreements - Exhibit 10.40 of AmerAlia’s Form 10-QSB for its quarter ended December 31, 2003 and incorporated herein by this reference.

(T)

Form of Unsecured Subordinated Series C Debenture Due February 19, 2008 filed as Exhibit 10.39 to AmerAlia’s Form 10-QSB for its quarter ended December 31, 2003 and incorporated herein by this reference.

(U)

Promissory Note, dated August 24, 2007, in the principal amount of $350,000, from AmerAlia, Inc. to Sentient USA Resources Fund II, L.P. (Filed with Amendment No. 2 reporting an event of August 22, 2007 and incorporated herein by this reference).

(V)

Filing Agreement Dated August 22, 2007, Regarding Joint Filing Of Schedule 13D, by and among Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund I L.P., Sentient Global Resources Trust No. 1, Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund II, L.P., and Sentient Global Resources Trust II. (Filed with Amendment No. 2 reporting an event of August 22, 2007 and incorporated herein by this reference).

(W)

Debenture Purchase Agreement entered into May 27, 2008, to be effective as of the October 31, 2007, by and between Natural Soda, Inc. and Sentient USA Resources Fund II, L.P., a Delaware limited partnership. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(X)

Form of Secured Series A 10% Debenture Due September 30, 2005 issued by Natural Soda Holdings, Inc. to Natural Soda, Inc. filed as Exhibit 10.36 of AmerAlia’s Form 10-QSB for its quarter ended December 31, 2003 and incorporated herein by this reference.

(Y)

Interest Purchase Agreement entered into on May 27, 2008, by and between Natural Soda, Inc. and Sentient USA Resources Fund II, L.P., a Delaware limited partnership. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(Z)

Contribution Agreement (NSI), dated May 27, 2008, by and among, Sentient USA Resources Fund II, L.P., a Delaware limited partnership, Natural Soda Holdings, Inc., and Natural Soda, Inc. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

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(AA)

Contribution Agreement dated May 27, 2008, by and among, Natural Soda Holdings, Inc., and
AmerAlia, Inc. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(BB)

Promissory Note, dated May 27, 2008, in the principal amount of $465,000, from AmerAlia, Inc. to Sentient USA Resources Fund, L.P. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(CC)

Promissory Note Extension Agreement dated May 27, 2008, to be effective as of December 31, 2007, by and between Sentient USA Resources Fund II, L.P., a Delaware limited partnership and AmerAlia, Inc. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(DD)

General Release dated May 27, 2008 to be effective as of December 31, 2007, by and among AmerAlia, NSHI, NSI, Robert van Mourik, and Bill H. Gunn and for the benefit of Fund I, Trust I, Partnership I, Fund II, and others. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(EE)

Filing Agreement dated May 27, 2008, regarding Joint Filing Of Schedule 13D, by and among Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund I L.P., Sentient Global Resources Trust No. 1, Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund II, L.P., Sentient Global Resources Trust II, and Sentient Global Resources Fund III, L.P. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(FF)

Restructuring Agreement dated September 25, 2008, by and among AmerAlia, Inc., Natural Soda Holdings, Inc., Natural Soda, Inc., Bill H. Gunn, Robert van Mourik, Sentient USA  Resources Fund, L.P., Sentient USA Resources Fund II, L.P., and Sentient Global Resources Fund III, L.P. filed as Exhibit 10.52 of AmerAlia’s Form 8-K reporting an event dated September 25, 2008 and incorporated herein by this reference.

(GG)

Amendment to the Restructuring Agreement by and among AmerAlia, Inc., Natural Soda Holdings, Inc., Natural Soda, Inc., Bill H. Gunn, Robert van Mourik, Sentient USA  Resources Fund, L.P., Sentient USA Resources Fund II, L.P., and Sentient Global Resources Fund III, L.P. filed as Exhibit 10.54 of AmerAlia’s Form 8-K reporting an event dated October 31, 2008 and incorporated herein by this reference.

(HH)

Shareholder Agreement by and among AmerAlia, Inc., Natural Soda Holdings, Inc., and Sentient USA  Resources Fund, L.P., filed as Exhibit 10.55 of AmerAlia’s Form 8-K reporting an event dated October 31, 2008 and incorporated herein by this reference.

(II)

Filing Agreement dated November 7, 2008, regarding Joint Filing Of Schedule 13D, by and among Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund I L.P., Sentient Global Resources Trust No. 1, Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund II, L.P., Sentient Global Resources Trust II, and Sentient Global Resources Fund III, L.P. (Filed herewith).

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sentient USA Resources Fund, L.P. By: Sentient Executive MLP1, Limited, General Partner By: /s/ Greg Link Greg Link, Director Date: November 7, 2008	Sentient Global Resources Trust No. 1 By: Sentient (Aust) Pty. Limited, As Trustee By: /s/ Mike de Leeuw Mike de Leeuw, Secretary Date: November 7, 2008
Sentient Executive MLP1, Limited, By: /s/ Greg Link Greg Link, Director Date: November 7, 2008	Sentient (Aust) Pty. Limited By: /s/ Mike de Leeuw Mike de Leeuw, Secretary Date: November 7, 2008
Sentient Global Resources Fund I, L.P. By: Sentient GP I, L.P., General Partner By: Sentient Executive GP I, Limited, General Partner By: /s/ Greg Link Greg Link, Director Date: November 7, 2008	MGH Limited By: /s/ Greg Link Greg Link, Director Date: November 7, 2008
Sentient GP I, L.P By: Sentient Executive GP I, Limited, General Partner By: /s/ Greg Link Greg Link, Director Date: November 7, 2008
Sentient Executive GP I, Limited By: /s/ Greg Link Greg Link, Director Date: November 7, 2008

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Sentient USA Resources Fund II, L.P. By: Sentient Executive MLP1, Limited, General Partner By: /s/ Greg Link Greg Link, Director Date: November 7, 2008	Sentient Global Resources Fund II, L.P. By: Sentient GP II, L.P., General Partner By: Sentient Executive GP II, Limited, General Partner By: /s/ Greg Link Greg Link, Director Date: November 7, 2008
Sentient Global Resources Trust II BY: Sentient Executive GP II, Limited, as custodian for the Trustee By: /s/ Greg Link Greg Link, Director Date: November 7, 2008	Sentient GP II, L.P. By: Sentient Executive GP II, Limited, General Partner By: /s/ Greg Link Greg Link, Director Date: November 7, 2008
Sentient Executive GP II, Limited By: /s/ Greg Link Greg Link, Director Date: November 7, 2008

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SCHEDULE A

The (i) name, (ii) title, (iii) citizenship, (iv) principal occupation and (v) business address of each director of (A) Executive I, (B) Trustee I, (C) MGH, (D) MLP I, and (E)  Executive II, are as follows. None of these companies has any executive officers.

A. Sentient Executive GP I, Limited
Name	Title	Citizenship	Principal Occupation	Business Address
David Lloyd	Director	U.S.	Head of Project and Commodity Finance - Asia Pacific Bayerische Hypo-und Vereinsbank AG	30 Cecil Street #26-01 Prudential Tower Singapore 049712
Peter Cassidy	Director	Australian	Investment Manager	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia
Ian Hume	Director	Australian	Investment Manager	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia
B. Sentient (Aust) Pty. Limited
Name	Title	Citizenship	Principal Occupation	Business Address
Peter Cassidy	Director	Australian	Investment Manager	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia
Ian Hume	Director	Australian	Investment Manager	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia
C. MGH Limited
Name	Title	Citizenship	Principal Occupation	Business Address
Peter Cassidy	Director	Australian	Investment Manager	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia
Susanne Sesselman	Director	Austrian	Investment Manager	Am Wildzaun 19 D-82041, Oberhaching, Germany

Greg Link	Director	New Zealander	Investment Manager	3rd Floor, Zephyr House 122 Mary Street, P.O. Box 715, Grand Cayman KY1-1107

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Cayman Islands		D. Sentient MLP I, Limited
Name	Title	Citizenship	Principal Occupation	Business Address
Peter Cassidy	Director	Australian	Investment Manager	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia
Susanne Sesselman	Director	Austrian	Investment Manager	Am Wildzaun 19 D-82041, Oberhaching, Germany
E. Sentient Executive GP II, Limited
Name	Title	Citizenship	Principal Occupation	Business Address
Peter Cassidy	Director	Australian	Investment Manager	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia
Susanne Sesselman	Director	Austrian	Investment Manager	Am Wildzaun 19 D-82041, Oberhaching, Germany

The (i) name, (ii) country of citizenship, (iii) principal occupation and (iv) business address of each person who may be deemed to control MGH are as follows:

Name	Citizenship	Principal Occupation	Business Address
Peter Cassidy	Australian	Investment Manager	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia
Ian Hume	Australian	Investment Manager	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia
Colin Maclean	Australian	Investment Manager	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia
Susanne Sesselman	Austrian	Investment Manager	Am Wildzaun 19 D-82041, Oberhaching, Germany
Greg Link	New Zealander	Investment Manager	3rd Floor, Zephyr House 122 Mary Street, P.O. Box 715, Grand Cayman KY1-1107 Cayman Islands